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JOHN F. SAVARESE	RICHARD K. KIM	WILLIAM T. ALLEN	DAVID S. NEILL	NELSON O. FITTS	MARK F. VEBLEN
SCOTT K. CHARLES	JOSHUA R. CAMMAKER	PETER C. CANELLOS	BERNARD W. NUSSBAUM	JOSHUA M. HOLMES	VICTOR GOLDFELD
JODI J. SCHWARTZ	MARK GORDON	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	DAVID E. SHAPIRO	EDWARD J. LEE
ADAM O. EMMERICH	JOSEPH D. LARSON	KENNETH B. FORREST	ERIC S. ROBINSON	DAMIAN G. DIDDEN	BRANDON C. PRICE
GEORGE T. CONWAY III	LAWRENCE S. MAKOW	THEODORE GEWERTZ	PATRICIA A. ROBINSON*	ANTE VUCIC	KEVIN S. SCHWARTZ
		MAURA R. GROSSMAN	ERIC M. ROTH
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		DOUGLAS K. MAYER	ELLIOTT V. STEIN
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		PHILIP MINDLIN	PATRICIA A. VLAHAKIS
		ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
		AMANDA K. ALLEXON	MARK A. KOENIG
		LOUIS J. BARASH	J. AUSTIN LYONS
		DIANNA CHEN	ALICIA C. McCARTHY
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

July 27, 2015

VIA HAND DELIVERY AND EDGAR

Sonia Gupta Barros
Assistant Director
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Care Capital Properties, Inc.
Amendment No. 2 to Form 10-12B
Filed July 15, 2015
File No. 001-37356

Dear Ms. Barros:

On behalf of our client, Care Capital Properties, Inc. (“Care Capital” or the “Company”), we are submitting this letter in order to inform the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of revised disclosures that the Company intends to make in Amendment No. 3 to the Company’s Registration Statement on Form 10 (File No. 001-37356) (the “Form 10”), which the Company intends to file on July 30, 2015.  As we have discussed with the Staff, the Company hopes to request that the Form 10 be declared effective by the Commission promptly after Amendment No. 3 is filed.  Changed pages reflecting the revised disclosures are included with this letter.

For the Staff’s convenience, a copy of this letter and the changed pages to the Form 10 marked to show the revisions from the version filed on July 15, 2015, are being delivered to your attention.

*                               *                                *                               *                                *                               *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1005 or at VGoldfeld@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld

Victor Goldfeld

Enclosures

cc:                                Raymond J. Lewis,

Chief Executive Officer, Care Capital Properties, Inc.

Kristen M. Benson

Executive Vice President and General Counsel, Care Capital Properties, Inc.

T. Richard Riney

Executive Vice President, Chief Administrative Officer and General Counsel, Ventas, Inc.

Robin Panovka

Partner, Wachtell, Lipton, Rosen & Katz

Karessa L. Cain

Partner, Wachtell, Lipton, Rosen & Katz